Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on September 28, 2023. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the Securities and Exchange Commission, or the SEC on April 28, 2023 (the “Annual Report”).

The following discussion contains forward-looking statements based upon Apollomics’ current expectations that involve risks, uncertainties, and assumptions. Apollomics’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and/or elsewhere in the Annual Report. Apollomics’ historical results are not necessarily indicative of the results that may be expected for any period in the future. In this section, unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “us,” “Apollomics,” “Apollomics’,” the "Company," and “its” refer to Apollomics and its consolidated subsidiaries. All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of oncology therapies to address unmet medical needs. Since our founding in 2015, we have built a pipeline of nine drug candidates across eleven programs that focus on oncology, of which six drug candidates are at clinical stage.

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address pipeline indications across a range of cancers, such as AML, lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, combination therapies or a multi- functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Two of our leading drug candidates, APL-101and APL-106, have shown initial promising clinical results and are in the late stages of clinical development. We also have a number of innovative drug candidates in earlier stages of clinical, preclinical, and discovery development.

We operate in both the United States and China, with headquarters and global drug development team in the San Francisco Bay area with discovery and China drug development team in Hangzhou and Shanghai, China. We believe that we benefit from these key centers of excellence in the biotechnology industries of the East and West. Please refer to our “Risks Related to Doing Business in Greater China” in the Annual Report.

On March 29, 2023 (the “Closing Date”), Apollomics consummated a business combination (the “Business Combination”) with Maxpro Capital Acquisition Corp., a Delaware corporation and a special purpose acquisition company, pursuant to which Apollomics became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”). The Company’s Class A ordinary shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively.

Additionally, on the Closing Date, Apollomics completed the sale of (i) 230,000 Class B Ordinary Shares at $10.00 per share and (ii) 2,135,000 Series A Preferred Shares at $10.00 per share to certain accredited investors (the “PIPE Investors”) for gross proceeds to Apollomics of $23,650,000 (the “PIPE Financing”). Each Series A Preferred Share is convertible, at any time at the option of the holder thereof, into Class A Ordinary Shares at an initial conversion ratio of 1:1.25. On May 18, 2023, all Series A Preferred Shares have been converted at a ratio of 1:1.25, into 2,668,750 Class A Ordinary Shares. Prior to the six-month anniversary of the Closing Date, no holder may transfer any such Class A Ordinary Shares into which such Series A Preferred Shares were converted. Each PIPE Investor who subscribed for Class B Ordinary Shares also received one-fourth of one warrant Penny Warrant (together with the Class B Ordinary Shares subscribed by the PIPE Investors and the Series A Preferred Shares, the “PIPE Securities”) for every Class B Ordinary Shares purchased, pursuant to warrant agreements entered into between Apollomics and each PIPE Investor purchasing Class B Ordinary Shares. Each Apollomics Series A Preferred Share was sold pursuant to the Subscription Agreements for $10.00 per share, but entitled the holder thereof to 1.25 Apollomics Class A Ordinary Shares, implying an effective purchase price of $8.00 per share. Similarly, each Apollomics Class B Ordinary Share was sold pursuant to the Subscription Agreements for $10.00 per share, but entitled the holder thereof to one-fourth of one Penny Warrant for every Apollomics Class B Ordinary Share purchased thereto, with each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, implying an effective purchase price of approximately $8.00 per share.

In addition, in connection with the Business Combination, Maxpro’s stockholders redeemed 10,270,060 out of the 10,350,000 public shares available, representing 99.2% of Maxpro’s public float, which resulted in Apollomics receiving nominal cash in connection with the Business Combination other than through the PIPE Financing.

Notwithstanding the foregoing, we believe our cash on hand, without regard to any such cash proceeds we may receive upon the exercise for cash of our warrants, is sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. While we have outstanding warrants, which may provide an additional source of cash upon exercise, for so long as the warrants remain “out-of-the money,” we do not expect warrant holders to exercise their warrants and, therefore, we do not expect to receive cash proceeds from any such exercise. If and to the extent we determine to raise additional capital in the future, there can be no assurance that such additional capital would be available on attractive terms, if at all.

Our Drug Candidate Pipeline

The drug candidates in our existing pipeline can be categorized into three groups based on their mechanisms of action, each of which contains drug candidates at various stages of development: (i) tumor inhibitors; (ii) anti- cancer enhancers; and (iii) immuno-oncology drugs. We believe that having three groups of drug candidates with different mechanisms of action will enable us to develop potential synergistic therapies that address unmet needs in cancer treatment.

Tumor Inhibitors

We are developing therapies that may target alternative pathways to overcome cancer treatment resistance, including chemo-resistance and targeted therapy resistance. Our tumor inhibitor drug candidates consist of [three] small molecule inhibitors against different uncontrolled growth signaling pathways in cancer cells. Our tumor inhibitor drug candidates are APL-101, APL-102, and APL-122.

APL-101 is our leading and one of the most advanced drug candidates in our pipeline. APL-101 is a potent, highly selective c-Met inhibitor. Cancer cells often use c-Met activation to escape therapies targeting other signaling pathways. c- Met is a clinically validated target in lung cancer and potentially in other solid tumors. We are investigating APL-101in clinical trials as a single agent for the treatment of non-small cell lung cancer (“NSCLC”) and other advanced tumors with c-Met alterations, and as a combination therapy with epidermal growth factor receptor (“EGFR”) inhibitors. We have received orphan drug designation (ODD) of APL-101 for “treatment of non-small cell lung cancer with MET genomic tumor aberrations.” We intend to continue to explore the possibility of combining APL-101 with other drugs or drug candidates.

APL-106 (Uproleselan, GMI-1687), is our first-in-class E-selectin inhibitor. APL-106 was granted Fast Track designation by US Food and Drug Administration (“FDA”) and Break Through designation by China National Medical Product Administration (“NMPA”) to expedite its development. It is administered in combination with chemotherapy for treatment of recurrent relapsing (“r/r”) AML in an ongoing phase 3 bridging clinical study in China, and the ongoing global phase 3 clinical study in r/r AML has been fully enrolled since November, 2021, while the National Cancer Institute is sponsoring an ongoing phase 2/3 study with for treatment of newly diagnosed older adults with AML who are fit for chemotherapy. APL-108 (GMI-1687), a second-generation E-selective inhibitor with even higher potency, is IND-ready for entry into clinical trials for other indications.

APL-102, is our oral active, small molecule MTKi that has shown anti-tumor activity in multiple preclinical studies, such as models of liver cancer, breast cancer, and esophageal cancer, both as a single agent and in combination with an anti-PD-1 antibody. Given that APL-102 inhibits several kinases that are aberrantly activated in cancer cells, we consider that APL-102 has the potential to overcome cancer treatment resistance.

APL-102 is in Phase I dose escalation clinical trial in China and is at the sixth dose level. As of the date of this report, dose- limiting toxicity has not been observed in human subjects.

APL-122 is our tumor inhibitor candidate. APL-122 targets ErbB1/2/4 signaling pathways and it is brain penetrating. APL-122 is in Phase I dose escalation.

Anti-Cancer Enhancers

Our anti-cancer enhancer drug candidates consist of [two] antagonists against a cell adhesion receptor, APL-106 and APL-108, which are being developed as adjuncts to chemotherapy to enhance its anti-cancer effects. Binding of cancer cells to E-Selectin enhances their adhesion to the endothelium in bone marrow niches, thereby preventing the cancer cells from entering circulation and shielding them from chemotherapy.

APL-106 is our specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat AML and other hematologic cancers. In preclinical studies, APL-106 reduced toxic effects of chemotherapy on normal cells, including neutropenia and mucositis, and, in combination with chemotherapy, sensitized cancer cells to chemotherapy. Early-stage clinical trials demonstrated that APL-106 has a favorable safety, PK and biomarker profile. APL-106 is also designed to block E-selectin (an adhesion molecule on cells in the bone marrow) from binding with blood cancer cells as a targeted approach to disrupting well-established mechanisms of leukemic cell resistance within the bone marrow microenvironment.

We are advancing the preclinical and clinical development of APL-108, is our next-generation E-Selectin antagonist with enhanced potency suitable for subcutaneous administration and potentially to targets other liquid and solid cancers, that is currently in preclinical development.

Immuno-Oncology Drugs

Our immuno-oncology drug candidates consist of [four] drug candidates: APL-501; APL-502; APL-801; and APL-810. These drug candidates may take the advantage of the body’s immune system to fight cancer and include mono-specific and bi-specific antibodies that could release the natural brakes of immune response against cancer cells, as well as a novel cancer vaccine.

APL-501 is our anti-PD-1 antibody drug candidate. Preclinical studies demonstrated that APL-501 has anti-tumor activity comparable to the marketed anti-PD-1 antibody, Opdivo (nivolumab), and a good safety profile with exceptionally low antibody-dependent cell mediated cytotoxicity and complement-dependent cytotoxicity. Genor, our partner in China for APL-501, has filed a Biologics License Application (“BLA”) with the Chinese NMPA.

APL-502 is our anti-PD-L1 antibody drug candidate and is being developed by Chia Tai Tian Qing Pharma ( “CTTQ”), our partner in China under a tri-party agreement with the licensor. APL-502 has reached the clinical stage of development in China. Having our own anti-PD-1 and anti-PD-L1 antibody candidates allows us to develop single-agent and combination therapies based on PD-(L)1 inhibition and enables us to use these antibodies as backbones and to design and generate novel molecules, such as multi-specific antibodies, which may have improved activity compared with currently marketed immune checkpoint inhibitor products.

Our pipeline also includes another two novel immuno-oncology drug candidates, namely an anti-PD-L1/anti-CD40 bi-specific antibody, APL-801, and an antigen-specific, active checkpoint-control cancer vaccine, APL-810.

Drug Candidate Development Status

The status of our pipeline of drug candidates ranges from the discovery stage to the clinical stage. The following chart summarizes the development status of our drug candidates. The parties also have ongoing clinical trials in their respective territories.

Tumor Inhibitors | **Anti-Cancer Enhancers** | **Immuno-oncology Drugs**

IP – Intellectual Property
GBM – Glioblastoma Multiforme
r/r AML – Relapsed or Refractory Acute Myeloid Leukemia
NSCLC – Non-Small Cell Lung Cancer
MM – Multiple Myeloma

1 excluding China, Hong Kong and Macau
2 excluding China, Hong Kong and Taiwan
3 excluding China

Drug Candidate	Target	Category	IP Rights	Mono / Combo	Indications	Status (Discovery / Preclinical / IND / Phase 1 / Phase 2 / Phase 3 / NDA)
APL-101 Vebreltinib	c-Met ★	Small molecule	Global[1]	Mono	Met Exon 14 NSCLC	Phase 2 SPARTA Global Study in cMet Dysregulated Cancers
					Met amplified NSCLC	Phase 2 SPARTA Global Study in cMet Dysregulated Cancers
					Met fusion GBM	Phase 2 SPARTA Global Study in cMet Dysregulated Cancers
APL-106 Uproleselan	★ E-Selectin	Small molecule	China	+ Chemo	r/r AML, newly diagnosed AML	Phase 1 PK and tolerability study
					r/r AML, newly diagnosed AML	Phase 3 Bridging Study in r/r AML

Early Clinical and Preclinical Programs Under Development

Drug Candidate	Target	Category	IP Rights	Mono / Combo	Indications	Status
APL-122	ErbB1/2/4	Small molecule	Global[2]	Mono	ErbB1/2/4 positive cancers	Phase 1 Dose Escalation and Expansion Study
APL-102	Multiple Kinases	Small molecule	Global	Mono	Solid tumors	Phase 1 Dose Escalation and Expansion Study
APL-108	E-Selectin	Small molecule	China	+ Chemo	MM	
APL-501	PD-1	Biologic	Global[3]	Mono	Solid tumors	Phase 1 Dose Escalation Study
APL-502	PD-L1	Biologic	Global[3]	Mono	Multiple tumor types	
APL-810	G17-neutralization	Biologic	US, China	Mono	Gastrointestinal (GI) cancers	
APL-801	CD40 and PD-L1	Biologic	Global	Mono	Multiple tumor types	

★ *Core programs*

Key highlights of clinical trials conducted by third parties on our drug candidates include: (i) Pearl has conducted clinical trials for APL-101 in China into phase 2; (ii) GlycoMimetics has conducted clinical trials for APL-106 into phase 3 in the rest of the world outside of China; (iii) GlycoMimetics has conducted pre-clinical studies for APL-108 and filed an IND in the United States; (iv) Genor has conducted clinical trials for APL-501 in China through phase 3; and (v) CTTQ has conducted clinical trials for APL-502 in China into phase 3. Apollomics is not responsible for, and does not have control over, clinical trials conducted by such third parties and does not have any direct financial interest in the development of our drug candidates by such third parties. However, the development of our drug candidates by such third parties has the potential to benefit the regulatory status and development costs of such drug candidates in the geographies and trials for which we are responsible and do control due to our ability to access the developmental and clinical data from such third parties and to benefit from the feedback of such trials as information regarding such trials is made available.

We currently have no drug candidates approved for commercial sales and have not generated any revenue from product sales. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

Since our inception, we have incurred significant operating losses. Our net losses were $3.4 million and $150.7 million for the six months ended June 30, 2022 and 2023, respectively. Substantially all of our operating losses resulted from research and development expenses, administrative expenses, and fair value change of our convertible preferred shares.

As of June 30, 2023, we had an accumulated deficit of $625.1 million. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future if and as we:

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continue the research and development of our product candidates;
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continue to launch sales of our pipeline drugs;
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seek regulatory and marketing authorization for any of our product candidates that successfully complete development;
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seek to identify and validate additional product candidates;

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acquire or license other product candidates, technologies, or biological materials;
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make milestone, royalty, or other payments under any current or future license agreements;
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obtain, maintain, protect, and enforce our intellectual property portfolio;
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seek to attract and retain new and existing skilled personnel;
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create additional infrastructure to support our operations as a public company and incur increased legal, accounting, investor relations and other expenses; and
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experience delays or encounter issues with any of the above.

We expect that our financial performance will fluctuate quarterly and yearly due to the development status of our drug candidates, our efforts to obtain regulatory approval and commercialize our drug candidates.

COVID-19 Business Update

The global COVID-19 pandemic continues to evolve. The extent of the impact of the COVID-19 pandemic on Apollomics’ business, operations and development timelines and plans remains uncertain and will depend on certain developments, including the duration and spread of the outbreak and its impact on Apollomics’ development activities, third-party manufacturers, and other third parties with whom Apollomics does business, as well as its impact on regulatory authorities and Apollomics’ key scientific and management personnel. As the COVID-19 pandemic has developed, Apollomics has taken numerous steps to help ensure the health and safety of its employees. Apollomics is maintaining hygiene and respiratory protocols; controls for social distancing; enhanced cleaning, disinfecting, decontamination, and ventilation protocols; health policies; and usage of personal protective equipment, where appropriate.

Apollomics continues to actively monitor the impact of the COVID-19 pandemic on its clinical trials. Apollomics has experienced some impacts on its clinical trials due to the pandemic, including challenges related to recruiting, enrolling and treating patients in clinical trials due to patients’ concern regarding exposure risk; patients and clinical trial staff being exposed to SARS-CoV-2 or contracting COVID-19; reduced staffing at clinical trial sites due to the diversion of resources at clinical sites to address the effects of the pandemic; and travel restrictions and shutdowns impacting patients and clinical trial staff. In addition, Apollomics has experienced delays in its contract manufacturing plans as a direct or indirect result of the COVID-19 pandemic, including supply chain issues, competition for manufacturing capacity from manufacturers of COVID-19 related therapeutics. While certain of these impacts have been resolved since the start of the COVID-19 pandemic, Apollomics continues to monitor its clinical development and supply chain and contingency planning is ongoing with its partners to reduce the possibility and magnitude of interruptions to its development activities or the availability of necessary materials.

The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. To the extent possible, Apollomics is conducting business as usual, with necessary or advisable modifications to employee travel and with certain of its employees working remotely all or part of the time. Apollomics will continue to actively monitor the evolving situation related to COVID-19 and may take further actions that alter Apollomics’ operations, including those that federal, state, or local authorities may require, or that Apollomics determines in the best interests of Apollomics’ clinical trial subjects, employees and other third parties with whom Apollomics does business. At this point, the extent to which the COVID-19 pandemic may affect Apollomics’ future business, operations and development timelines and plans, including the resulting impact on Apollomics’ expenditures and capital needs, remains uncertain.

Key Components of Our Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. We expense research and development costs as incurred, which include:

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fees incurred under our agreements with Contract Research Organizations (or CROs), Contract Manufacturing Organizations (or CMOs) and clinical trial sites that conduct research and development activities on our behalf;
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salaries, benefits, and other related costs, including share-based payment expenses, for our personnel engaged in research and development functions;

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service fees incurred under agreements with independent consultants, including their fees and related travel expenses engaged in research and development functions;
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costs of laboratory supplies and acquiring, developing, and manufacturing study materials; and
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facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

Research and development costs are expensed as incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future clinical trials of our therapeutic candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our therapeutic candidates for which we or any partner obtain regulatory approval.

The duration, costs and timing of clinical trials and development of therapeutic candidates will depend on a variety of factors, including:

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the scope, rate of progress, and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;
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future clinical trial results;
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potential changes in government regulation; and
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the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond that which we currently anticipate, or beyond which will be required for the completion of the clinical development of therapeutic candidates, or if we experience significant delays in the enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

From inception through June 30, 2023, we have incurred $145.2 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we continue the development of our therapeutic candidates, the discovery and development of preclinical therapeutic candidates, and the development of our clinical programs.

We manage certain activities such as clinical trial operations, manufacture of therapeutic candidates, and preclinical animal toxicology studies through third-party CROs. The only costs we track by each therapeutic candidate are external costs such as services provided to us by CROs, manufacturing of preclinical and clinical drug products, and other outsourced research and development expenses. We do not assign or allocate internal costs such as salaries and benefits, facilities costs, lab supplies and the costs of preclinical research and studies to individual development programs.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future as we initiate clinical trials for our product candidates and continue to discover and develop additional product candidates. If any of our product candidates enter into later stages of clinical development, they will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. There are numerous factors associated with the successful commercialization of any product candidates we may develop in the future, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development program and plans.

Administrative Expenses

Administrative expenses consist primarily of salaries, benefits, and other related costs, including share-based payment expense, for personnel in our executive, operations, legal, human resources, finance, and administrative functions. Administrative expenses also include professional fees for legal, patent, consulting, accounting, tax and audit services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities, technology, and other operating costs.

We expect that our administrative expenses will increase substantially in the future as we increase our administrative personnel to support our continued growth and the potential commercialization of our product candidates.

Issuance Costs for Convertible Preferred Shares

Issuance costs for convertible preferred shares primarily consist of financial advisory fees incurred by us in relation to our Series C convertible preferred shares financing. There were no issuance costs for convertible preferred shares for the six months ended June 30, 2022 and the Company incurred issuance costs of $1.5 million for the PIPE issuance for the six months ended June 30, 2023.

Other Expenses

Other expenses for the six months ended June 30, 2022 amounted to $4.0 million and primarily related to professional fees for our endeavor to list on the Hong Kong Stock Exchange in a Global Offering that ultimately did not occur. Other expenses for the six months ended June 30, 2023 amounted to $47.5 million and primarily related to professional fees in connection with the Business Combination.

Following the completion of the Business Combination, we expect to incur significant additional expenses related to compliance with the rules and regulations of the SEC, Sarbanes Oxley Act, and the listing standards of Nasdaq, additional corporate, director and officer insurance expenses, increased legal, audit and consulting fees and greater investor relations expenses.

Other Income, Gains and Losses

Other Income

Other income primarily consists of interest income and government grants. Interest income is primarily derived from our cash and cash equivalents and time deposits with original maturity over three months. Government grants consist of unconditional subsidies received from the Australian and PRC governments to support our research and development activities carried out by us in Australia and in the PRC.

Other Gains and Losses

Other gains and losses primarily consist of foreign exchange gains and losses as a result of foreign exchange rate fluctuation. Our other losses amounted to $0.7 million and $2.1 million for the six months ended June 30, 2022 and 2023, respectively.

Fair Value Change of Financial Assets at FVTPL

Fair value change of financial assets at FVTPL consist of non-cash impacts on our profit or loss as a result of the fair value change of our investment in a market fund in the U.S. which solely holds investments in U.S. treasury bonds.

Fair Value Change of Financial Liabilities at FVTPL

Fair value change of financial liabilities at FVTPL consist of non-cash impacts on our profit or loss as a result of the fair value change of the liabilities arising from (i) the warrants issued to certain independent investors in July 2016 exercisable for our Series A-1 Preferred Shares, and (ii) the contingent payables on our Series B Preferred Shares relating to certain performance targets stipulated in our investors’ rights agreement dated September 19, 2018.

Results of Operations

Comparison of the Six Months Ended June 2022 and 2023

The following table presents Apollomics’ unaudited statement of profit or loss and other comprehensive loss data for the six months ended June 2022 and 2023, and the dollar changes between the two periods:

	Six months ended June 30,		Change
(In thousands of US$, except percentages)	2023	2022	$	%
Other income	$401	$756	$(355)	(47)%
Foreign exchange losses	(2,104)	(725)	(1,379)	190%
Fair value change of financial assets at FVTPL	460	32	428	1,348%
Fair value change of financial liabilities at FVTPL	676	—	676	100%
Fair value change of convertible preferred shares	(76,430)	23,669	(100,099)	(423)%
Research and development expenses	(16,518)	(17,999)	1,481	(8)%
Administrative expenses	(9,652)	(5,097)	(4,555)	89%
Finance costs	(60)	(44)	(16)	35%
Other expense	(47,457)	(4,008)	(43,449)	1,084%
Loss before taxation	(150,684)	(3,416)	(147,268)	4,312%
Income tax expenses	(10)	(1)	(9)	900%
Loss and total comprehensive loss for the period, attributable to owners of the Company	$(150,694)	$(3,417)	$(147,277)	4,311%

Research and Development

The following table summarizes the components of our research and development expenses for the six months ended June 2022 and 2023:

	Six months ended June 30,		Change
(In thousands of US$, except percentages)	2023	2022	$	%
R&D Third-Party Service Fees and Contractor Expenses:	$(10,171)	$(11,691)	$1,520	(13)%
APL-101	(8,319)	(8,387)	68	(1)%
APL-102	(55)	(112)	57	(51)%
APL-106	(842)	(1,372)	530	(39)%
APL-121	—	(73)	73	(100)%
APL-122	—	(583)	583	(100)%
APL-501	(805)	(563)	(242)	43%
Discovery & other	(150)	(601)	451	(75)%
R&D Employee Compensation and Benefits	(3,515)	(5,056)	1,541	(30)%
R&D Employee Stock Based Compensation	(2,832)	(1,252)	(1,580)	126%
Total Research and Development Expenses	$(16,518)	$(17,999)	$1,481	(8)%

Research and development expenses for the six months ended June 30, 2023 were $16.5 million, compared to $18.0 million for the six months ended June 30, 2022. The decrease of $1.5 million (or 8%) is primarily due to the $1.5 million decrease in third party service fees and contractor expenses, the $1.5 million decrease in employee compensation and benefits, and partially offset by $1.5 million increase in employee stock-based compensation. The decrease in third party service fees and contractor expenses was attributable primarily to timing of spending in APL-106 and project re-alignment in APL-122. The decrease in employee compensation and benefits was due to a reduction in headcount. The increase in employee stock-based compensation was primarily attributable to increased stock options granted to incentivize employees.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee stock-based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the six months ended June 30, 2022 and 2023:

	Six months ended June 30,		Change
(In thousands of US$, except percentages)	2023	2022	$	%
Administrative Employee Compensation and Benefits	$(1,951)	$(2,467)	$516	(21)%
Administrative Employee Stock Based Compensation	(2,448)	(812)	(1,636)	201%
Administrative Third-Party Service Fees	(2,361)	(707)	(1,654)	234%
Rental and Maintenance	(129)	(520)	391	(75)%
Travel Expenses	(139)	(81)	(58)	72%
Sales and Marketing Expenses	(63)	(26)	(37)	142%
Depreciation	(356)	(352)	(4)	1%
Others	(2,205)	(132)	(2,073)	1,570%
Total	$(9,652)	$(5,097)	$(4,555)	89%

Administrative expenses for the six months ended June 30, 2023 were $9.7 million, compared to $5.1 million for the six months ended June 30, 2022. The increase of $4.6 million (or 89%) was primarily due to a $2.1 million increase in other administrative expenses mainly from directors’ and officers’ insurance attributable to the Company becoming a publicly listed pursuant to the Business Combination, a $1.7 million increase in third-party service fees mainly from professional fees associated with the Business Combination, and a $1.6 million increase in administrative employee stock-based compensation for stock options granted to incentivize employees, and partially offset by a $0.5 million decrease in administrative employee compensation and benefits due to reduced headcount and a reversal of a bonus accrual.

Other Expenses

Other expenses for the six months ended June 30, 2023, were $47.5 million, compared to $4.0 million for the six months ended June 30, 2022. Other expenses in the six months ended June 30, 2022 primarily include fees incurred by us in relation to certain professional services for our endeavor to list on the Hong Kong Stock Exchange in a Global Offering in February, 2021 that ultimately did not occur. Other expenses in the six months ended June 2023 primarily include expenses related to the Business Combination.

Other Income

The following table summarizes the components of our other income for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,		Change
(In thousands of US$, except percentages)	2023	2022	$	%
R&D tax credit	—	$531	$(531)	(100)%
Interest income	373	193	180	93%
Other	28	32	(4)	(13)%
Total	$401	$756	$(355)	(47)%

Other income was $0.4 million for the six months ended June 30, 2023, compared to $0.8 million for the six months ended June 30, 2022. The decrease of $0.4 million (or 47%) was primarily due to the $0.5 million decrease in research and development tax credit in Australia due to timing of filing offset by a $0.2 million increase in interest income mainly from our China investments.

Fair Value Change of Convertible Preferred Shares

The fair value change of convertible preferred shares was an increase in fair value of $76.4 million for the six months ended June 30, 2023, compared to a decrease of $23.7 million for the six months ended June 20, 2022. The fair value change of convertible preferred shares depends on the change in the value of the business and macroeconomic factors.

Liquidity and Capital Resources

Funding Requirements

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses for the foreseeable future as we advance the clinical development of our programs. We have funded our operations to date primarily with proceeds from sales of our equity securities.

The following table represents our cash and cash equivalents and highly liquid financial assets as of December 31, 2022 and June 30, 2023:

(In thousands of US$)	As of June 30, 2023	As of December 31, 2022
Cash and cash equivalents	$25,296	$32,675
Time deposits with maturity less than twelve months	6,920	2,872
Time deposits with maturity greater than twelve months	—	4,307
Financial assets at FVTPL	20,400	19,067
Total	$52,616	$58,922

We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies and clinical trials, research and development programs or commercialization efforts. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies and clinical trials. To the extent that we raise additional capital through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

Notwithstanding the foregoing, we believe our cash on hand, without regard to any such cash proceeds we may receive upon the exercise for cash of our warrants, is sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. While we have outstanding warrants, which may provide an additional source of cash upon exercise, for so long as the warrants remain “out-of-the money,” we do not expect warrant holders to exercise their warrants and, therefore, we do not expect to receive cash proceeds from any such exercise. If and to the extent we determine to raise additional capital in the future, there can be no assurance that such additional capital would be available on attractive terms, if at all.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors” in our Annual Report.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2022 and 2023:

	For the six month ended June 30,
(In thousands of US$)	2023	2022
Net cash used in operating activities	$(24,397)	$(19,726)
Net cash (used in) or provided by investing activities	(242)	23,839
Net cash (used in) or provided by financing activities	17,241	(153)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	19	—
Net change in cash and cash equivalents	$(7,379)	$3,960

Cash Flows Used in Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business, and are primarily related to research and development, and administrative expenses. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable, accounts receivable and other current assets and liabilities.

Net cash used in operating activities was $(19.7) million for the six months ended June 30, 2022 resulting primarily from a net loss of $(3.4) million, adjusted for non-cash charges of $(0.2) million in interest income, $0.4 million in depreciation and amortization, including depreciation of operating right-of-use of assets, $0.4 million realized exchange losses, $(32) thousand in negative fair value change of financial assets at FVTPL, $(23.7) million in negative fair value change of convertible preferred shares, $44 thousand in finance costs, $2.1 million in share-based payments, $2.5 million in unrealized foreign currency losses, $2.2 million in working capital adjustments and $56 thousand in taxes refunded.

Net cash used in operating activities was $(24.4) million for the six months ended June 30, 2023 resulting primarily from a net loss of $(150.7) million, adjusted for non-cash charges of $(0.4) million in interest income, $0.4 million in depreciation and amortization, including amortization of operating right of use of assets, $(0.9) million in realized exchange gains, $(0.5) million in negative fair value change of financial assets at FVTPL, $(0.7) million in fair value change of financial liabilities at FVPL, $76.4 million in positive fair value change of convertible preferred shares, $45.5 million for IFRS 2 listing expense, $5.3 million in share-based payments, $3.0 million in unrealized foreign currency losses, $(1.9) million in working capital adjustments and $(10) thousand in taxes paid.

Cash Flows Used in/Provided by Investing Activities

Net cash provided by investing activities was $23.8 million for the six months ended June 30, 2022 resulting primarily from the proceeds from redemption of time deposits with maturity over three months when acquired of $24.0 million and interest received for $0.2 million, offset by additions of plant and equipment of $(0.3) million and $(17) thousand payment of rental deposits.

Net cash used in investing activities was $(0.2) million for the six months ended June 30, 2023 resulting primarily from interest received of $0.4 million, the proceeds from redemption of time deposits with maturity over three months when acquired of $4.3 million, the placement of time deposits with maturity over three months when acquired of $(4.0) million, purchase of plant and equipment of $(6) thousand, placement investments through FVTPL of ($0.9) million and refunds of deposits totaling $5 thousand.

Cash Flows Used in/Provided by Financing Activities

Net cash used in financing activities was $(0.2) million for the six months ended June 30, 2022 resulting primarily from the $(44) thousand interest paid and the repayment of lease liabilities for $(0.3) million, offset by the proceeds on issuance of ordinary shares upon exercise of share options for $0.2 million.

Net cash provided by financing activities was $17.2 million for the six months ended June 30, 2023 resulting primarily from the proceeds from PIPE financing and business combination, net of transaction costs, for $20.2 million, payment of deferred underwriting fees of $(2.8) million, the issue of shares upon exercise of stock options for $0.1 million, partially offset by the payment of interest of $(0.1) million, and repayment of lease liabilities for $(0.3) million.

Effects of Exchange Rate Changes on Cash and Cash Equivalents

Effects of exchange rate changes on cash and cash equivalents was $0 for the six months ended June 30, 2022.

Effects of exchange rate changes on cash and cash equivalents was $19 thousand for the six months ended June 30, 2023 resulting primarily from the translation of the Company's property and equipment of $3 thousand and right-of-use assets of $16 thousand.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2023, and the effects of such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments due by period
(In thousands of US$)	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Lease commitments	$679	$385	$294	$—	$—

Lease Commitments

Lease agreements are entered into for fixed lease terms of 12 to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancelable period, the Company applies the definition of a contract and determines the period for which the contract is enforceable. The Company recognized $571 thousand and $571 thousand of right-of- use assets and lease liabilities during the six months ended June 30, 2022, respectively, and recognized no right-of-use assets or lease liabilities during the six months ended June 30, 2023.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future significant effect on our financial condition, results of operations, liquidity, or cash flows.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting policies that conform with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). In the application of our accounting policies, our directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Our actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Our most critical accounting policies and estimates are summarized below. Please refer to Notes 4 and 5 to our audited consolidated financial statements for more details about our significant accounting policies and critical judgment and key estimates.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

We will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination.

Impairment of financial assets

We perform impairment assessment under expected credit loss (“ECL”) model on financial assets (including deposits, amounts due from subsidiaries, time deposits with original maturity over three months and cash and cash equivalents) which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on our historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

For all financial instruments, we measure the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

New Accounting Pronouncements

See Note 3, Adoption of new and amendments to IFRSs, to our consolidated financial statements included elsewhere in this filing.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market risks, including currency risk, concentration risks, interest rate risk, other price risk, credit and counterparty risk and liquidity risk, as set out below. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner. Save as disclosed below, we did not hedge or consider necessary to hedge any of these risks.

Currency Risk

Foreign currency risk is the risk that the value of a financial instrument fluctuates because of the change in foreign exchange rates. We primarily operate in the U.S., PRC, and Australia, with most of the transactions settled in the U.S. dollar. Our presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes us to foreign currency risk.

We incur portions of our expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates, we have not entered into any derivative contracts to hedge against our exposure to currency risk during the six months ended June 30, 2022 or 2023. However, our management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of our foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows (in US$ 000's):

	Assets		Liabilities
	As of June 30,		As of June 30,
(In thousands of US$)	2023	2022	2023	2022
Renminbi (“RMB”)	$10,336	$8,186	$1,491	$785
Australian Dollars (“AUD”)	521	1,326	819	426
	$10,858	$9,512	$2,310	$1,211

As of June 30, 2022 and 2023, (i) if Renminbi strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the six months June 30, 2022 and 2023 would decrease or increase by $188 thousand and decrease or increase by $131 thousand, respectively; and (ii) if the Australian dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the six months ended June 30, 2022 and 2023 would decrease or increase by $9 thousand and decrease or increase by $29 thousand, respectively.

Concentration of Risks

The carrying amounts of financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents. As of December 31, 2022 and June 30, 2023, we had RMB203.3 million (US$29.2 million) in cash and cash equivalents, and RMB184.5 million (US$25.5 million), respectively, in cash and cash equivalents which are held by financial institutions in the PRC. We continue to monitor the financial strength of the four financial institutions in the PRC where we hold our cash and cash equivalents. PRC state-owned banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. We do not foresee substantial credit risk with respect to cash and cash equivalents held at these PRC state-owned banks. Meanwhile, the PRC does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which we have deposits or investments, we may be unlikely to claim our deposits or investments back in full. We selected reputable PRC financial institutions with high rating rates to place our foreign currencies. We regularly monitor the rating of these PRC financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Interest Rate Risk

We are exposed to fair value interest rate risk in relation to time deposits, lease liabilities, and convertible preferred shares. We are also exposed to cash flow interest rate risk in relation to variable-rate bank balances. Our cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances. Our directors consider that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant.

Other Price Risk

We are exposed to other price risk arising from convertible preferred shares and the investment in market fund in the U.S. No sensitivity analysis with respect to our investment in market fund in the U.S. is performed as our directors consider that the exposure of other price risk arising from the investment in market fund in the US is insignificant because the investment is mainly on US treasury bonds with high credit rating and liquidity.

Credit and Counterparty Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. In order to minimize the credit risk, our directors review the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, our directors consider that our credit risk is significantly reduced.

Liquidity Risk

As of June 30, 2023, we recorded net assets of $55.7 million. In the management of liquidity risk, our directors have reviewed our cash flow projections to ensure we maintain a level of cash and cash equivalents deemed adequate by the management to finance our operations and mitigate the effects of fluctuations in cash flows.

The following table details the remaining contractual maturity for our non-derivative financial liabilities and lease liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows. To the extent that interest flows are a floating rate, the undiscounted amount is derived from the interest rate at the end of each reporting period.

(In thousands of US$, except percentages)
Weighted average interest rate	%	On demand or less than 1 month	1 to 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total undiscounted cash flows	Carrying amount
June 30, 2023
Convertible Preferred
Shares (note)	12	$—	$—	$—	$—	$—	$—	$—
Other Payables	N/A	—	9,222	—	—	—	9,222	9,222
Financial liabilities arising from unvested restricted shares	N/A	—	—	—	—	—	—	—
Total		—	9,222	—	—	—	9,222	9,222
Lease liabilities	5.42	—	—	385	294	—	678	678